SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 4 to
                           Third Amended and Restated
                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                              CARNIVAL CORPORATION
                                (Name of Issuer)


                          COMMON STOCK ($.01 PAR VALUE)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   143658 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Arnaldo Perez, Esq.
                                 General Counsel
                              Carnival Corporation
                              3655 N.W. 87th Avenue
                            Miami, Florida 33178-2428
                                 (305) 599-2600
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 APRIL 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization: Delaware

Number of         7)     Sole Voting Power: 3,653,168
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 3,653,168
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  -0-


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  3,653,168
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      0.6%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): OO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  TAMMS MANAGEMENT CORPORATION


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization: Delaware

Number of         7)     Sole Voting Power: 3,653,168
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 365,316
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  3,287,852


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  3,653,168
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      0.6%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): CO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  THE CONTINUED TRUST FOR MICKY ARISON


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization: Delaware

Number of         7)     Sole Voting Power: 2,124,560
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 2,124,560
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  -0-


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  2,124,560
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      0.4%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): OO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  THE MICKY ARISON 1997 HOLDINGS TRUST


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization: Delaware

Number of         7)     Sole Voting Power: 6,102,187
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 6,102,187
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  -0-


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  6,102,187
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      1.0%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): OO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  MA 1997 HOLDINGS, L.P.


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization: Delaware

Number of         7)     Sole Voting Power: 6,102,187
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 6,102,187
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  -0-


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  6,102,187
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      1.0%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): PN

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  MA 1997 HOLDINGS, INC.


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization: Delaware

Number of         7)     Sole Voting Power: 6,102,187
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 6,102,187
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  -0-


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  6,102,187
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      1.0%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): CO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  THE MICKY ARISON 1994 "B" TRUST


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization: Delaware

Number of         7)     Sole Voting Power: 106,114,284
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 106,114,284
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  -0-


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  106,114,284
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      18.1%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): OO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  MA 1994 B SHARES, L.P.


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization: Delaware

Number of         7)     Sole Voting Power: 106,114,284
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 106,114,284
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  -0-


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  106,114,284
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      18.1%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): PN

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  MA 1994 B SHARES, INC.


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization: Delaware

Number of         7)     Sole Voting Power: 106,114,284
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 106,114,284
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  -0-


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  106,114,284
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      18.1%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): CO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  MICKY ARISON


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization: United States

Number of         7)     Sole Voting Power: 130,162,864
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  93,847,639
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 124,060,677
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  93,847,639


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  224,010,503
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      38.2%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): IN

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  THE SHARI ARISON IRREVOCABLE GUERNSEY TRUST


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization:   Guernsey,
                                                          Channel Islands

Number of         7)     Sole Voting Power: -0-
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: -0-
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  5,102,708


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  5,102,708
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      0.9%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): OO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  THE CONTINUED TRUST FOR SHARI ARISON DORSMAN


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization:   Delaware

Number of         7)     Sole Voting Power: 3,000,000
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 3,000,000
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  759,010


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  3,759,010
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      0.6%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): OO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  THE TED ARISON 1994 IRREVOCABLE TRUST FOR SHARI NO. 1


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization:  Jersey, Channel Islands

Number of         7)     Sole Voting Power: -0-
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: -0-
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  76,787,525


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  76,787,525
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      13.1%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): OO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  SHARI ARISON


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization: United States and Israel

Number of         7)     Sole Voting Power: 6,250,000
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  1,200
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 2,250,000
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  5,103,908


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  7,353,908
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      1.3%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): IN

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  JMD DELAWARE, INC.


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization:   Delaware

Number of         7)     Sole Voting Power: 9,524,560
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  1,000,000
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 16,626,747
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  2,550,460


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  19,177,207
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      3.3%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): CO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  JAMES M. DUBIN


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization:   United States

Number of         7)     Sole Voting Power: 39,611,276
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  93,847,639
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 16,626,747
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  130,587,523


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  147,214,270
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      25.1%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): IN

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  THE TED ARISON 1992 IRREVOCABLE TRUST FOR LIN NUMBER 2


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization:   United States

Number of         7)     Sole Voting Power: -0-
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: -0-
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  46,145,830


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  46,145,830
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      7.9%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): OO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  THE TED ARISON FAMILY FOUNDATION USA, INC.


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization:   United States

Number of         7)     Sole Voting Power: 2,250,000
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 2,250,000
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  -0-


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  2,250,000
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      0.4%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): OO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  THE ROYAL BANK OF SCOTLAND TRUST COMPANY (JERSEY) LIMITED


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization:   United States

Number of         7)     Sole Voting Power: -0-
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: -0-
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  46,145,830


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  46,145,830
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      7.9%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): CO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  CITITRUST (JERSEY) LIMITED


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization:  Jersey, Channel Islands

Number of         7)     Sole Voting Power: -0-
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: -0-
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  76,787,525


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  76,787,525
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      13.1%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): CO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  JMD PROTECTOR, INC.


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization:  Delaware

Number of         7)     Sole Voting Power: 30,085,716
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  92,847,639
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: -0-
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  122,933,355


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  122,933,355
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      20.9%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): CO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  BALLUTA LIMITED


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization:  Isle of Man

Number of         7)     Sole Voting Power: -0-
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: -0-
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  5,102,708


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  5,102,708
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      0.9%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): OO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  THE MARILYN B. ARISON IRREVOCABLE DELAWARE TRUST


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization:  Delaware

Number of         7)     Sole Voting Power: 400,000
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 400,000
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  1,032,440


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  1,432,440
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      0.3%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): OO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  MBA I, LLC


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization:  Delaware

Number of         7)     Sole Voting Power: 400,000
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 400,000
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  1,032,440


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  1,432,440
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      0.3%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): OO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  THE CONTINUED TRUST FOR MICHAEL ARISON


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization:  Delaware

Number of         7)     Sole Voting Power: 4,000,000
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  -0-
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 4,000,000
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  759,010


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  4,759,010
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      0.8%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): OO

CUSIP NO. 143658 10 2
--------------------------------------------------------------------------------

         1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:

                  THE MICHAEL ARISON 1999 IRREVOCABLE DELAWARE TRUST


         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a) [_]
                  (b) [X]

         3)       SEC Use Only


         4)       Source of Funds (See Instructions): Not Applicable

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         6)       Citizenship or Place of Organization:  Delaware

Number of         7)     Sole Voting Power: -0-
Shares Bene-             -------------------------------------------------------
ficially          8)     Shared Voting Power:  1,000,000
Owned by                 -------------------------------------------------------

Each Report-      9)     Sole Dispositive Power: 1,000,000
ing Person               -------------------------------------------------------
With              10)    Shared Dispositive Power:  -0-


         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  1,000,000
                  --------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
                  --------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11):
                                      0.2%
                  --------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions): OO

         The Third Amended and Restated Statement on Schedule 13D dated October 14, 1999 (as amended by Amendment No. 1 of the Third Amended and Restated Statement on Schedule 13D dated May 22, 2000, Amendment No. 2 of the Third Amended and Restated Statement on Schedule 13D dated July 20, 2000, and Amendment No. 3 of the Third Amended and Restated Statement on Schedule 13D dated October 24, 2002) of TAMMS Investment Company, Limited Partnership, TAMMS Management Corporation, the Continued Trust for Micky Arison, the Micky Arison 1997 Holdings Trust, MA 1997 Holdings, L.P., MA 1997 Holdings, Inc., the Micky Arison 1994 "B" Trust, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, the Shari Arison Irrevocable Guernsey Trust, the Continued Trust for Shari Arison Dorsman, the Ted Arison 1994 Irrevocable Trust for Shari No. 1, Shari Arison, JMD Delaware, Inc., James M. Dubin, Ted Arison 1992 Irrevocable Trust for Lin No.2, The Ted Arison Family Foundation USA, Inc., The Royal Bank of Scotland Trust Company (Jersey) Limited, Cititrust (Jersey) Limited, JMD Protector, Inc., Balluta Limited, the Marilyn B. Arison Irrevocable Delaware Trust, MBA I, LLC, the Continued Trust for Michael Arison and the Michael Arison 1999 Irrevocable Delaware Trust, is hereby amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is hereby amended by deleting paragraph (a)(xix).

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by the addition thereto of the following:

         On each of January 14, 2002 and January 7, 2003, Micky Arison was granted 60,000 shares of Common Stock pursuant to the Issuer's 1993 Restricted Stock Plan and his long-term compensation agreement. On each of January 14, 2002 and January 8, 2003, Micky Arison transferred such shares of Common Stock to MA 1997 Holdings, L.P. for no consideration. As of April 15, 2003, Micky Arison's options to acquire 408,000 shares of Common Stock have vested.

         Since our last report, Micky Arison's options to acquire 120,000 shares of Common Stock have vested.

         On December 28, 1999, Marilyn B. Arison transferred 99% of her ownership interest in TAMMS Corp. to MBA. On March 21, 2003, Marilyn B. Arison transferred her remaining ownership interest in TAMMS Corp. to MBA. As a result of these transfers, Marilyn B. Arison has ceased to be a Reporting Person.

         On April 14, 2003, at a special meeting of shareholders at the Issuer, the Reporting Persons voted all of their shares of Common Stock in favor of the proposals to establish a dual listed company structure between the Issuer and P&O Princess. The dual listed company proposals were adopted by the shareholders of the Issuer. As a result, the Deed Polls entered into by Micky Arison, JMD Delaware and JMD Protector for the benefit of P&O Princess have terminated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         "TAMMS L.P. may be deemed to own beneficially 3,653,168 shares of Common Stock (approximately 0.6% of the total number of shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003). TAMMS L.P. has sole voting power and sole dispositive power over the 3,653,168 shares of Common Stock held by TAMMS L.P.

         TAMMS Corp. is the Managing General Partner of TAMMS L.P. and as such is entitled, pursuant to the Limited Partnership Agreement, to exercise all voting rights with respect to the Common Stock held by TAMMS L.P. TAMMS Corp. may be deemed to own beneficially all the 3,653,168 shares of Common Stock (approximately 0.6% of the total number of shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003) beneficially owned by TAMMS L.P. TAMMS Corp. has sole voting power over the 3,653,168 shares of Common Stock directly held by TAMMS L.P. Pursuant to the Limited Partnership Agreement, the Managing General Partner of TAMMS L.P. can dispose of up to 10% in value of the property of TAMMS L.P. To dispose of a greater amount of the property, consent of a majority interest of the partners in TAMMS L.P. is needed. Thus, TAMMS Corp. has sole dispositive power over 365,316 shares of Common Stock held by TAMMS L.P. and shares dispositive power over the remaining 3,287,852 shares of Common Stock held by TAMMS L.P.

         The Micky Arison Continued Trust beneficially owns an aggregate of 2,124,560 shares of Common Stock (approximately 0.4% of the total number of shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), all of which it holds directly. The Micky Arison Continued Trust has sole voting and dispositive power with respect to 2,124,560 of the shares of Common Stock held by it.

         The Micky Arison 1997 Trust beneficially owns 6,102,187 shares of Common Stock (approximately 1.0% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), by virtue of being the sole stockholder of MA 1997, Inc. The Micky Arison 1997 Trust has sole voting and dispositive power with respect to all such shares of Common Stock.

         MA 1997, L.P. beneficially owns an aggregate of 6,102,187 shares of Common Stock (approximately 1.0% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), all of which it holds directly. MA 1997, L.P. has sole voting and dispositive power with respect to all such shares of Common Stock that it holds directly.

         MA 1997, Inc. beneficially owns an aggregate of 6,102,187 shares of Common Stock (approximately 1.0% of the total number of shares reported in the Issuer's Quarterly

Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), by virtue of being the general partner of MA 1997, L.P. MA 1997, Inc. has sole voting and dispositive power with respect to all such shares of Common Stock.

         The B Trust beneficially owns 106,114,284 shares of Common Stock (approximately 18.1% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), by virtue of being the sole stockholder of B Shares, Inc., the general partner of B Shares, L.P. The B Trust has sole voting power and dispositive power with respect to all such shares of Common Stock held by B Shares, L.P.

         B Shares, L.P. beneficially owns an aggregate of 106,114,284 shares of Common Stock (approximately 18.1% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), which its holds directly. B Shares, L.P. has sole voting and dispositive power with respect to all such shares of Common Stock.

         B Shares, Inc. beneficially owns an aggregate of 106,114,284 shares of Common Stock (approximately 18.1% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), by virtue of being the general partner of B Shares, L.P. B Shares, Inc. has sole voting and dispositive power with respect to all such shares of Common Stock.

         Micky Arison beneficially owns an aggregate of 224,010,503 shares of Common Stock (approximately 38.2% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), 408,000 shares of which are underlying vested options which he holds directly, 6,102,187 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Micky Arison 1997 Trust, 106,114,284 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the B Trust and 111,386,032 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999. Micky Arison has shared dispositive power and shared voting power with respect to the 46,145,830 shares of Common Stock held by the Lin Trust No. 2, with respect to 46,701,809 shares of Common Stock held by the Shari Arison Trust No. 1 and with respect to 1,000,000 shares of Common Stock held by the Michael Arison 1999 Trust. Micky Arison has sole voting power with respect to the 6,102,187 shares of Common Stock indirectly held by the Micky Arison 1997 Trust. Micky Arison has sole voting and dispositive power with respect to the 17,538,393 shares of Common Stock held by the 1997 Irrevocable Trust for Micky Arison, the 106,114,284 shares of Common Stock indirectly held by the B Trust and the 408,000 shares of underlying vested options.

         Because of his status as President and Treasurer of TAMMS Corp., Micky Arison may be deemed to share voting power with respect to the 3,653,168 shares of Common Stock beneficially owned by TAMMS L.P. Micky Arison disclaims beneficial ownership of the 3,653,168 shares of Common Stock owned by TAMMS L.P. which are beneficially owned by the partners of TAMMS L.P. Accordingly, Micky Arison has not reported beneficial ownership of any of the shares of Common Stock held by TAMMS L.P.

         The Shari Arison Guernsey Trust beneficially owns an aggregate of 5,102,708 shares of Common Stock (approximately 0.9% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003, to be outstanding as of April 9, 2003), 4,000,000 of which it owns directly and 1,102,708 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Shari Arison Guernsey Trust has shared dispositive power over all such shares of Common Stock.

         The Shari Arison Continued Trust beneficially owns an aggregate of 3,759,010 shares of Common Stock (approximately 0.6% of the total number of shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), 3,000,000 of which it holds directly and 759,010 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Shari Arison Continued Trust has sole voting and dispositive power with respect to the 3,000,000 shares of Common Stock held by it and shares dispositive power over the 759,010 shares of Common Stock held by TAMMS L.P.

         The Shari Arison Trust No. 1 beneficially owns the 76,787,525 shares of Common Stock for which it exercises shared dispositive power (approximately 13.1% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003, to be outstanding as of April 9, 2003).

         Shari Arison beneficially owns 7,353,908 shares of Common Stock (approximately 1.3% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003). Shari Arison has sole voting power and shared dispositive power with respect to 4,000,000 shares directly held by the Shari Arison Guernsey Trust and shared dispositive power with respect to the trust's ownership interest in the 1,102,708 shares of Common Stock held by TAMMS L.P. Because Shari Arison is Chairman and President of the Foundation, she may be deemed to beneficially own the 2,250,000 shares of Common Stock held by the Foundation and have sole voting and dispositive power over such shares. Ms. Arison may also be deemed to beneficially own 1,200 shares held by her children and have shared voting and dispositive power over such shares. Ms. Arison disclaims beneficial ownership of such shares held by her children and the Foundation.

         JMD Delaware beneficially owns an aggregate of 19,177,207 shares of Common Stock (approximately 3.3% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), by virtue of being the trustee of the Shari Arison Continued Trust, the Micky Arison Continued Trust, the Marilyn Arison Delaware Trust, the Michael Arison Continued Trust, the Michael Arison 1999 Trust and the Micky Arison 1997 Trust. JMD Delaware has shared voting and sole dispositive power with respect to the shares of Common Stock held by the Michael Arison 1999 Trust. JMD Delaware has sole voting and dispositive power with respect to the shares of Common Stock held by the Micky Arison Continued Trust and certain shares of Common Stock held by each of the Shari Arison Continued Trust, the

Marilyn Arison Delaware Trust and the Michael Arison Continued Trust. JMD Delaware has sole voting and shared dispositive power with respect to certain shares of Common Stock held by each of the Shari Arison Continued Trust, the Marilyn Arison Delaware Trust and the Michael Arison Continued Trust. JMD Delaware has sole dispositive power with respect to the shares of Common Stock directly held by MA 1997 L.P. by virtue of being the trustee of the Micky Arison 1997 Trust. Accordingly, JMD Delaware may be deemed to beneficially own such shares for which it expresses voting and dispositive power. JMD Delaware disclaims beneficial ownership of all such shares.

         James M. Dubin beneficially owns an aggregate of 147,214,270 shares of Common Stock (approximately 25.1% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003, to be outstanding as of April 9, 2003), 1,000 shares of which he holds directly and 147,213,270 shares with respect to which he has a beneficial interest by virtue of being the sole shareholder of JMD Delaware, JMD Protector and Balluta. Mr. Dubin has shared voting and shared dispositive power with respect to the shares of Common Stock held by the Lin Trust No. 2 and certain shares of Common Stock held by the Shari Arison Trust No. 1. Mr. Dubin has shared voting and sole dispositive power with respect to the shares of Common Stock held by the Michael Arison 1999 Trust. Mr. Dubin has sole voting and dispositive power with respect to the shares of Common Stock held by the Micky Arison Continued Trust and certain shares of Common Stock held by each of the Shari Arison Continued Trust, the Marilyn Arison Delaware Trust, the Michael Arison Continued Trust and the Shari Arison Trust No. 1. Mr. Dubin has shared dispositive power with respect to shares of Common Stock held by the Shari Arison Guernsey Trust and certain shares of Common Stock held by each of the Shari Arison Continued Trust, the Marilyn Arison Delaware Trust and the Michael Arison Continued Trust. Mr. Dubin has sole dispositive power with respect to the shares of Common Stock indirectly held by the Micky Arison 1997 Trust. Accordingly, Mr. Dubin may be deemed to beneficially own such shares for which he exercises voting and dispositive power. Mr. Dubin disclaims beneficial ownership of all such shares, except for the 1,000 shares he holds directly.

         The Lin Trust No. 2 beneficially owns the 46,145,830 shares of Common Stock for which it exercises shared dispositive power (approximately 7.9% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003).

         The Foundation beneficially owns the 2,250,000 shares of Common Stock for which it exercises sole voting and dispositive power (approximately 0.4% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9,
2003).

         RBS beneficially owns 46,145,830 shares of Common Stock (approximately 7.9% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), by virtue of being the trustee of the Lin Trust No. 2. RBS has shared dispositive power with respect to the shares of Common Stock held by the Lin Trust No. 2. Accordingly, RBS may be deemed to beneficially own such shares for which it exercises such dispositive power. RBS disclaims beneficial ownership of such shares.

         Cititrust beneficially owns 76,787,525 shares of Common Stock (approximately 13.1% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), by virtue of being the trustee of the Shari Arison Trust No. 1. Cititrust has shared dispositive power with respect to the shares of Common Stock held by the Shari Arison Trust No. 1. Accordingly, Cititrust may be deemed to beneficially own such shares for which it exercises shared dispositive power. Cititrust disclaims beneficial ownership of such shares.

         JMD Protector beneficially owns an aggregate of 122,933,355 shares of Common Stock (approximately 20.9% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), by virtue of being the protector of the Shari Arison Trust No. 1 and the Lin Trust No. 2 . JMD Protector has shared dispositive power with respect to shares held by the Shari Arison Trust No. 1 and the Lin Trust No. 2. JMD Protector has shared voting power with respect to the shares of Common Stock held by the Lin Trust No. 2 and certain shares held by the Shari Arison Trust No. 1, and has sole voting power with respect to certain shares held by the Shari Arison Trust No. 1. Accordingly, JMD Protector may be deemed to beneficially own such shares for which it exercises shared voting and dispositive power. JMD Protector disclaims beneficial ownership of all such shares.

         Balluta beneficially owns 5,102,708 shares of Common Stock (approximately 0.9% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003, to be outstanding as of April 9, 2003), by virtue of being the trustee of the Shari Arison Guernsey Trust. Balluta shares dispositive power with respect to the 4,000,000 shares of Common Stock directly held by the Shari Arison Guernsey Trust and with respect to 1,102,708 shares of Common Stock held by TAMMS L.P. Accordingly, Balluta may be deemed to beneficially own such shares for which it exercises shared dispositive power. Balluta disclaims beneficial ownership of such shares.

         The Marilyn Arison Delaware Trust beneficially owns an aggregate of 1,432,440 shares of Common Stock (approximately 0.3% of the total number of shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), 400,000 of which it holds beneficially by virtue of its interest in MBA and 1,000,000 of which it holds beneficially by virtue of the limited partnership interest of MBA in TAMMS, L.P. The Marilyn Arison Delaware Trust has sole voting and dispositive power with respect to the 400,000 shares of Common Stock directly held by MBA and exercises shared dispositive power over the 1,032,440 shares of Common Stock held by TAMMS L.P.

         MBA beneficially owns an aggregate of 1,432,440 shares of Common Stock (approximately 0.3% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), 400,000 shares of which it holds directly and 1,032,440 shares of which it owns beneficially by virtue of its interest in TAMMS L.P. MBA has sole voting and dispositive power over the

400,000 shares it holds directly and exercises shared dispositive power over the 1,032,440 shares of Common Stock held by TAMMS L.P.

         The Michael Arison Continued Trust beneficially owns an aggregate of 4,759,010 shares of Common Stock (approximately 0.8% of the total number of shares of Common Stock reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be outstanding as of April 9, 2003), 4,000,000 of which it holds directly and 759,010 of which it holds beneficially by virtue of its interest in TAMMS L.P. The Michael Arison Continued Trust has sole voting and dispositive power with respect to the 4,000,000 shares of Common Stock held by it and shares dispositive power over the 759,010 shares of Common Stock held by TAMMS L.P.

         The Michael Arison 1999 Trust owns an aggregate of 1,000,000 shares of Common Stock (approximately 0.2% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003 to be to be outstanding as of April 9, 2003). The Michael Arison 1999 Trust has shared voting power and sole dispositive power with respect to the 1,000,000 shares of Common Stock held by it.

         The Reporting Persons, as a group, beneficially own an aggregate of 273,526,147 shares of Common Stock (approximately 47% of the total number of shares reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ending February 28, 2003, to be outstanding as of April 9, 2003). The Reporting Persons, as a group, have sole voting and dispositive power over all such shares of Common Stock."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended by amending and restating the third and fourth paragraphs as follows:

         B Shares, L.P. entered into an amended and restated pledge agreement with JPMorgan Chase Bank, dated as of December 13, 2001 and amended on January 13, 2003. B Shares, L.P. pledged to the bank 11,000,000 shares of Common Stock as security under a credit facility.

         MA 1997, L.P. entered into an amended and restated pledge agreement and an amended and restated guaranty with JPMorgan Chase Bank, dated as of December 13, 2001 and amended on January 27, 2003. MA 1997, L.P. pledged to the bank 2,000,000 shares of Common Stock as security for a loan.

         Item 6 is hereby further amended by adding the following paragraphs:

         In addition, each of Micky Arison, JMD Delaware and JMD Protector had entered into the Deed Polls whereby they agreed to cause the shares of Common Stock over which they have sole voting power and shared voting power to vote in favor of resolutions to approve the Issuer establishing a dual listed company structure with P&O Princess.

Following the approval of the proposals relating to the DLC transaction, the Deed Polls terminated.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 24 Joint Filing Agreement, dated as of April 15, 2003, among TAMMS L.P., TAMMS Corp., the Micky Arison Continued Trust, the Micky Arison 1997 Trust, MA 1997, L.P., MA 1997, Inc., the B Trust, B Shares, L.P., B Shares, Inc., Micky Arison, the Shari Arison Guernsey Trust, the Shari Arison Continued Trust, the Shari Arison Trust No. 1, Shari Arison, JMD Delaware, James M. Dubin, the Lin Trust No. 2, the Foundation, RBS, Cititrust, JMD Protector, Balluta Limited, the Marilyn Arison Delaware Trust, MBA, Michael Arison Continued Trust and the Michael Arison 1999 Trust.

Exhibit 25 First Modification of Amended and Restated Pledge Agreement, dated as of January 27, 2003, between MA 1997 Holdings, L.P. and JPMorgan Chase Bank.

Exhibit 26 Second Modification of Amended and Restated Credit Agreement, dated as of January 13, 2003, between MA 1994 B Shares, L.P. and JPMorgan Chase Bank.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    April 15, 2003


TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP

By:      TAMMS MANAGEMENT
         CORPORATION, MANAGING
         GENERAL PARTNER

By:   /s/ Micky Arison
      -------------------------------------
      Micky Arison, President


TAMMS MANAGEMENT CORPORATION

By:   /s/ Micky Arison
      -------------------------------------
      Micky Arison, President


CONTINUED TRUST FOR MICKY ARISON, JMD DELAWARE, INC., TRUSTEE

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary of Corporate Trustee


MICKY ARISON 1997 HOLDINGS TRUST, JMD DELAWARE, INC., TRUSTEE

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary of Corporate Trustee

MA 1997 HOLDINGS, L.P., MA 1997 HOLDINGS, INC., GENERAL PARTNER

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary


MA 1997 HOLDINGS, INC.

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary


MICKY ARISON 1994 "B" TRUST,
JMD DELAWARE, INC., TRUSTEE

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary of Corporate Trustee


MA 1994 B SHARES, L.P., MA 1994
B SHARES, INC., GENERAL PARTNER

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Secretary

MA 1994 B SHARES, INC.

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
     Stanford L. Stevenson, III
     Secretary


/s/ Micky Arison
----------------------------
Micky Arison


SHARI ARISON IRREVOCABLE GUERNSEY TRUST, BALLUTA LIMITED, TRUSTEE

By:   /s/ Robert J. Banfield
      -------------------------------------
      Robert J. Banfield


CONTINUED TRUST FOR SHARI ARISON DORSMAN, JMD DELAWARE, INC., TRUSTEE

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
     Stanford L. Stevenson, III
     Secretary of Corporate Trustee


TED ARISON 1994 IRREVOCABLE TRUST FOR SHARI NO. 1, CITITRUST
(JERSEY) LIMITED, TRUSTEE

By:   /s/ Debbie Sebire
      -------------------------------------
      Debbie Sebire, Director


/s/ Shari Arison
----------------------------
    Shari Arison


JMD DELAWARE, INC.

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
     Stanford L. Stevenson, III
     Secretary of Corporate Trustee


/s/ James M. Dubin
----------------------------
James M. Dubin


1992 IRREVOCABLE TRUST FOR LIN NUMBER TWO, THE ROYAL BANK OF SCOTLAND TRUST COMPANY (JERSEY) LIMITED, TRUSTEE

By:   /s/ David William Michael Ballingall
      -------------------------------------
      David William Michael Ballingall


By:   /s/ John Anthony Heaps
      -------------------------------------
      John Anthony Heaps


THE TED ARISON FAMILY FOUNDATION USA, INC.

By:   /s/ Arnaldo Perez
      -------------------------------------
      Arnaldo Perez


THE ROYAL BANK OF SCOTLAND TRUST COMPANY (JERSEY) LIMITED

By:   /s/ David William Michael Ballingall
      -------------------------------------
      David William Michael Ballingall


By:   /s/ John Anthony Heaps
      -------------------------------------
      John Anthony Heaps


MBA I, LLC

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
      Stanford L. Stevenson, III
      Vice President and
      Secretary


CITITRUST (JERSEY) LIMITED

By:   /s/ Debbie Sebire
      -------------------------------------
      Debbie Sebire, Director

JMD PROTECTOR, INC.

By:   /s/ James M. Dubin
      -------------------------------------
      James M. Dubin
      President, Director

BALLUTA LIMITED

By:   /s/ Robert J. Banfield
      -------------------------------------
      Robert J. Banfield


MARILYN B. ARISON IRREVOCABLE DELAWARE TRUST,
JMD DELAWARE, INC., TRUSTEE

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
     Stanford L. Stevenson, III
     Secretary of Corporate Trustee


CONTINUED TRUST FOR MICHAEL ARISON, JMD DELAWARE, INC., TRUSTEE

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
     Stanford L. Stevenson, III
     Secretary of Corporate Trustee


MICHAEL ARISON 1999 IRREVOCABLE DELAWARE TRUST
JMD DELAWARE, INC., TRUSTEE

By:   /s/ Stanford L. Stevenson, III
      -------------------------------------
     Stanford L. Stevenson, III
     Secretary of Corporate Trustee

                                INDEX TO EXHIBITS
                                -----------------

   EXHIBITS

      24 Joint Filing Agreement, dated as of April 15, 2003, among TAMMS L.P., TAMMS Corp., the Micky Arison Continued Trust, the Micky Arison 1997 Trust, MA 1997, L.P., MA 1997, Inc., the B Trust, B Shares, L.P., B Shares, Inc., Micky Arison, the Shari Arison Guernsey Trust, the Shari Arison Continued Trust, the Shari Arison Trust No. 1, Shari Arison, JMD Delaware, James M. Dubin, the Lin Trust No. 2, the Foundation, RBS, Cititrust, JMD Protector, Balluta Limited, the Marilyn Arison Delaware Trust, MBA, Michael Arison Continued Trust and the Michael Arison 1999 Trust.

      25 First Modification of Amended and Restated Pledge Agreement, dated as of January 27, 2003, between MA 1997 Holdings, L.P. and JPMorgan Chase Bank.

      26 Second Modification of Amended and Restated Credit Agreement, dated as of January 13, 2003, between MA 1994 B Shares, L.P. and JPMorgan Chase Bank.